Exhibit 10.14

[*Confidential Treatment has been requested as to certain portions of this document. Each such portion, which has been omitted herein and replaced with an asterisk [*], has been filed separately with the Securities and Exchange Commission.]

ADDENDUM 1

to the License, Development, Collaboration and Commercialization Agreement

COMMERCIAL SUPPLY AGREEMENT FOR DEVICE PROPRIETARY COMPONENTS

This Addendum 1 (the “Addendum”, which expression includes any Appendices hereto) is to the LICENSE, DEVELOPMENT, COLLABORATION AND COMMERCIALIZATION AGREEMENT (the “License Agreement”) by and between Aerogen Limited, a private limited company incorporated in Ireland having its principal place of business at Galway Business Park, Dangan, Galway, Ireland (“Aerogen”) and Dance Biopharm, Inc., a Delaware, USA corporation having its principal place of business at 2 Mint Plaza, Suite 804, San Francisco, CA 94103, USA (“Dance”) (individually, a “Party” and jointly, “the Parties”) with an Effective Date of the 15th day of November, 2010. The effective date of this Addendum is 4th October, 2013 (the “Addendum Effective Date.”)

RECITALS

WHEREAS, the Parties are jointly engaged in the development of proprietary technology for aerosol delivery of insulin, as embodied in the Device;

WHEREAS, Dance desires to purchase from Aerogen a varying volume of the proprietary components of such Device and Aerogen desires to manufacture, sell and deliver such Device Proprietary Components to Dance;

WHEREAS, the Parties have entered into the License Agreement, referenced above, which contains certain terms and conditions related to the development and commercial exploitation of the Device by the Parties hereto; and

WHEREAS, the Parties hereto wish to set forth in this Addendum certain terms and conditions under which the Device Proprietary Components may be manufactured, tested, and released by Aerogen, by which Dance will purchase the Device Proprietary Components from Aerogen and by which Aerogen will sell and deliver such Device Proprietary Components to Dance;

WHEREAS, Dance desires to transfer the Device Proprietary Components to a third party commercial manufacturer for production and assembly of the finished Device.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1: DEFINITIONS

For purposes of this Addendum, capitalised terms not defined (a) where they first appear hereunder, or (b) in Section 1 of the License Agreement have the following meanings. Where a capitalized term is defined both in this Addendum and also in the Licence Agreement, the definition provided in this Addendum shall prevail.

1.1 “Basic Materials” means materials needed for the manufacture of the Device Proprietary Components and which have not yet been handled by Aerogen and do not yet meet the Specifications of the Device Proprietary Components, and are therefore not yet ready for delivery to Dance.

1.2 “Confidential Information” means all Documents and other information, provided by or on behalf of a Party or any of its Affiliates directly or indirectly, before or after the Addendum Effective Date, in whatever form, including orally, relating to this Addendum, provided that any information will not be Confidential Information to the extent that the information:

(a)	is or becomes generally available to the public without violation of this Addendum or any other obligation of confidentiality;

(b)	is known by the recipient prior to disclosure by the provider;

(c)	is lawfully obtained by the recipient from a third party without any breach of confidentiality or violation of law; or

(d)	is independently developed by the recipient without use or reference to the Confidential Information of the provider.

1.3 “Dance” means Dance Biopharm Inc. and any of its Affiliates and Commercialization Partners that participate in this Addendum by issuing a Purchase Order.

1.4 “Device” means the finished device ready for patient use include Device Proprietary Components.

1.5 “Device Proprietary Components” means parts of the Device which are proprietary to Aerogen, specifically the OnQ™ aerosol generator (“OnQ”), and [*] as specified in Appendix 1.

1.6 “Documents” means documents, designs, drawings, procedures, requirement sheets, (software in source and object code), tools and all other materials in whatever form, exchanged between the Parties, including the documents listed in the Appendices hereto.

1.7 “Obsolete Materials” means Device Proprietary Components, Semi-Manufactures or Basic Materials that are held in Stock by Aerogen and which for technical, commercial or other reasons can no longer be accepted and used or have been obsoleted by Aerogen or a sub-supplier.

1.8 “Price” means the price specified in Appendix 2.

1.9 “Purchase Order” means any written or electronic purchase order issued by Dance to Aerogen for a quantity of Device Proprietary Components, each of which will be governed by and subject to the terms of this Addendum.

1.10 “Quality Agreement” means the Quality Agreement between Dance and Aerogen entered into within ninety (90) days after the Effective Date.

1.11 “Semi-Manufactures” means materials that are required for the manufacture of the Device Proprietary Components which have been partly treated or processed by Aerogen but do not yet meet Specifications of the Device Proprietary Components and are therefore not yet ready for delivery to Dance.

1.12 “Service Part” means a spare, repair or replacement part for a Device Proprietary Component, including any part listed in Appendix 1.

1.13 “Specifications” means the specifications, descriptions, design criteria, drawings, samples, production models and other requirements set forth in Appendix 1 to define the Device Proprietary Components, and any variations thereto as may be mutually agreed by the Parties in writing from time to time.

1.14 “Stocks” means the physical stocks held by Aerogen at any particular time relating to the manufacture and supply of Device Proprietary Components and Service Parts under this Addendum.

ARTICLE 2: SUPPLY AND PURCHASE OF DEVICE PROPRIETARY COMPONENTS

2.1	Term and Exclusivity

2.1.1	This Addendum will commence on the Addendum Effective Date and will remain in force thereafter for as long as the License granted by Aerogen to Dance pursuant to Section 9 of the License Agreement remains in force, unless terminated earlier as provided in Article 10 hereunder (the “Exclusive Supply Term”). During this Exclusive Supply Term, Aerogen will not design, manufacture, sell, or lease, deliver or otherwise make available directly or indirectly Device Proprietary Components to any third party for any purpose falling within the Field of the License granted in the Licence Agreement without Dance’s prior written approval.

Moreover, during the Exclusive Supply Term Aerogen shall not licence, supply, lease, sell or otherwise make available directly or indirectly any product that integrates the Licensed Intellectual Property for use in the Field. For the avoidance of doubt both Parties note Aerogen’s intention to provide the Device Proprietary Components to third parties for application outside of the Field and hereby consent so to do.

2.1.2	After the Exclusive Supply Term, the Parties may agree to a further period of exclusive supply (the “Renewed Exclusive Supply Term”) based on minimum purchase targets (the “Purchase Targets”) that may be agreed between the Parties from time to time in writing. During each Renewed Exclusive Supply Term, Aerogen will not design, manufacture, sell, or lease, deliver or otherwise make available directly or indirectly Device Proprietary Components to any third party for any purpose falling within the Field of the License unless Dance has provided notice to Aerogen that Dance releases Aerogen of its exclusivity obligations. In the event Dance fails to meet Purchase Targets during a Renewed Exclusive Supply Term, it is agreed that Aerogen shall be free to design, manufacture, deliver, lease, sell or otherwise make available directly or indirectly the Device Proprietary Components or any other product that integrates the Licensed Intellectual Property for use in the Field.

2.1.3	Nothing in this Article 2.1 regarding Exclusivity is intended to limit Dance’s right to purchase the Device Proprietary Components, subject to the terms of this Addendum, but Dance may lose its exclusivity rights within the Field as per Article 2.1.2.

2.2 Rights to Sell. Pursuant to the Licence granted in Section 2 of the License Agreement, Dance has an exclusive right to sell the Device Proprietary Components in the Territory and in combination with, or specifically for the purpose of delivery of, Drug Product. Notwithstanding the foregoing and Dance’s intention to comply with the foregoing, Aerogen recognizes that Dance cannot control, and shall not be responsible for, Dance’s customers utilizing the Device Proprietary Components for the delivery of other medications. Dance shall not, however, sell Device Proprietary Components to customers that Dance knows or has reason to know intend to use the Device Proprietary Components with medications other than Drug Product. Dance understands that third parties have, or may have in the future, rights to distribute Device Proprietary Components (or devices substantially similar to Device Proprietary Component) in combination with, or specifically for the purpose of delivery of, medications other than Drug Product (subject always to the proscription against unauthorised use of Dance’s trademarks as set out in Article 9.10 herein).

2.3	Prior to Initiation of Manufacture and Supply.

2.3.1	All costs required for tooling up the necessary production and test facilities to establish manufacture of the Device Proprietary Components are chargeable by Aerogen to Dance in accordance with Article 4.1 and 4.2 hereunder.

2.3.2	Aerogen and Dance will work together to optimize the design of Device Proprietary Components for high-scale manufacture and make available to Dance as soon as reasonably practicable and at Dance’s cost such production models as Dance may require. Such production models of Device Proprietary Components will be the property of Dance.

2.3.3	Aerogen will carry out testing necessary to ensure that the Device Proprietary Components as supplied are in accordance with Specifications as agreed. Dance will execute or instigate whatever testing it may deem necessary in order to ascertain that the Device Proprietary Components are appropriate for Dance’s intended application in the Field. This and any other required testing will be at cost of Dance.

2.3.4	Upon successful completion of Dance’s “First Article Inspection Process,” Dance shall provide Aerogen a written notification of release (“Notification Of Release”) for delivery to authorize the start of deliveries under any placed Purchase Order, subject to the additional requirements of Article 2.4 below. Dance will also provide Aerogen with written detail of the test processes and acceptance criteria used to assess conformity of Device Proprietary Components received by Dance to the Specifications (the “Acceptance Criteria”).

2.3.5	Aerogen will include in Section A of Appendix 3 a vendor list for all components manufactured by subcontractors and thereafter during the Exclusive Supply Term and any Renewed Exclusive Supply Term will promptly notify Dance of any changes to such vendor list.

2.4	Purchase and Supply. Dance may order, purchase and take delivery of Device Proprietary Components from Aerogen, and Aerogen will manufacture, sell and deliver to Dance or Dance’s third party contract manufacturer the volumes and versions of Device Proprietary Components ordered by Dance under the terms of the License Agreement and this Addendum thereto (including any Appendices). In the event of any conflict between any provision or definition of this Addendum or its Appendices and any provision or definition of the Licensing Agreement, the provisions or definitions of this Addendum shall prevail.

2.4.1	Sale and Purchase of Device Proprietary Components. During the Exclusive Supply Term of this Addendum, and any Renewed Exclusive Supply Term thereto, Aerogen commits to supply to Dance, in accordance with the terms and conditions hereof, such quantities of the Device Proprietary Components as Dance may choose to order under the terms hereof. Dance shall provide Aerogen with a non-binding forecast of quantities of Device Proprietary Components that Dance expects to purchase, according to the terms set out in Article 2.4.2. Notwithstanding the foregoing, Dance shall have no obligation to order, or purchase, and Aerogen shall, subject to Aerogen’s obligation to fill Purchase Orders that it has accepted pursuant to Article 2.4.3, have no obligation to manufacture or supply any minimum number of Device Proprietary Components.

2.4.2	Rolling Forecast.

When Dance has determined that it has developed the Drug Device Combination goods into which it will incorporate the Device Proprietary Components and has obtained all approvals, consents, licenses and permits, made all filings and given all notice to governmental authorities which are necessary or desirable for the manufacture, packaging, transportation, distribution and sale of such goods in a jurisdiction within the Territory, Dance shall:

(i)	notify Aerogen of such determination (“Notice Of Intent to Market”); and

(ii)	deliver to Aerogen a good faith estimate of its requirements for each remaining month of the calendar year in which such Notice Of Intent to Market is given.

(iii)	Prior to the date of such Notice Of Intent to Market, Dance may issue Purchase Orders from time to time for Device Proprietary Components which Dance requires for incorporation into manufacturing samples of its Drug Device Combination goods for human clinical tests and validation batches for marketing applications and launch supplies, and the Parties will cooperate in good faith to achieve delivery against these Purchase Orders in the shortest commercially reasonable timeframe.

After the date of Notice Of Intent to Market, in order to streamline planning and ordering, Dance will provide to Aerogen on a quarterly basis a written non-binding rolling forecast (“Rolling Forecast”) of its estimated requirements of Device Proprietary Components for delivery in each of the next four (4) calendar quarters. Aerogen shall translate the Rolling Forecast into a schedule of requirements concerning both parts to be manufactured and parts to be purchased. Dance and Aerogen will work together to ensure that there is sufficient capacity to produce the quantities of Device Proprietary Components specified in the Rolling Forecast.

2.4.3	Purchase Orders. Dance shall purchase Device Proprietary Components by delivering one or more Purchase Orders to Aerogen for the Device Proprietary Components that Dance wishes to purchase.

(i)	Each Purchase Order shall specify the date on which it is issued, the types and quantities of Device Proprietary Components being purchased, the date on which such Device Proprietary Components are to be delivered (the “Scheduled Delivery Date”, which date shall be no earlier than [*] days from the date of the Purchase Order) and the purchase Price for the Device Proprietary Components.

(ii)	Aerogen shall deliver to Dance all Device Proprietary Components which Dance orders, provided that the quantity of Device Proprietary Components so ordered does not, when added to the quantities of Device Proprietary Components previously ordered for delivery in the same calendar quarter, exceed [*] of the forecast quantities specified in the Rolling Forecast for the same calendar quarter. If the quantity of Device Proprietary Components ordered in Purchase Orders for delivery during a calendar quarter exceeds [*] of the forecast quantities specified in the Rolling Forecast for the same calendar quarter, Aerogen will use its good faith efforts to attempt to supply any quantities ordered in excess of such forecast quantities.

(iii)	No Purchase Order shall bind Aerogen until Aerogen sends written confirmation, which shall be within two (2) working days after receipt of the Purchase Order from Dance, of its acceptance of such Purchase Order to Dance. In the event that Aerogen does not provide Dance with notice of acceptance of the Purchase Order within two (2) working days, the Purchase Order shall be deemed accepted. Aerogen shall be bound by any Purchase Order that is deemed accepted or that Aerogen accepts by written confirmation.

(iv)	Purchase Orders may not be cancelled or modified without Aerogen’s prior written consent, other than as permitted under Article 2.5.2 below.

(v)	The terms and conditions of this Addendum shall be deemed incorporated into and made a part of each Purchase Order issued hereunder. No standard terms or conditions, whether appearing on or as part of Dance’s Purchase Order, Aerogen’s order acknowledgement or otherwise, shall have any application to this Addendum, any Purchase Order, or any transactions occurring pursuant thereto and any such terms and conditions are hereby expressly rejected.

(vi)	Dance may order Device Proprietary Components by emailed PDF or other written document, on an emergency basis (“Emergency Order”) subject to the availability of such Device Proprietary Components in Aerogen’s inventory. Aerogen will use its best efforts to ship the Device Proprietary Components under the Emergency Order to Dance’s stipulated delivery location at the earliest opportunity after the receipt of such Emergency Order by Aerogen. Subject to Dance’s written approval, Dance will pay any reasonable additional expenses related to such Emergency Orders.

2.5	Flexibility.

2.5.1	Aerogen shall continuously maintain as Stock such quantities of Device Proprietary Components and Basic Materials necessary to satisfy Dance’s anticipated requirement for Device Proprietary Components as forecast in the Rolling Forecast and in order to be able to comply in a timely manner with Purchase Orders that exceed the Rolling Forecast by up to [*].

2.5.2	Ordering; Lead Times. Based on the Scheduled Delivery Date for each shipment of Device Proprietary Components designated in a Purchase Order, changes or cancellations will be permitted as follows:

(i)	0 to 30 days before Scheduled Delivery Date – no changes (the order for that Scheduled Delivery Date is considered “Frozen”);

(ii)	31 to 45 days before Scheduled Delivery Date – increases or decreases up to [*] (thus [*] of the order for that Scheduled Delivery Date is considered Frozen);

(iii)	46 to 60 days before Scheduled Delivery Date – increases or decreases up to [*] (thus [*] of the order for that Scheduled Delivery Date is considered Frozen); and

(iv)	61 or more days before Scheduled Delivery Date – no limit on increases or decreases (thus the order for that Scheduled Delivery Date is fully cancellable and none of it is considered Frozen).

The Frozen portion of any Purchase Order may not be cancelled.

2.5.3	Long Lead Items; Economic Order Quantities. Dance recognizes that Aerogen may need to order long lead items in preparation for Dance requirements of Device Proprietary Components quantities forecast beyond the frozen quantities under Article 2.5.2. Similarly, Dance also recognizes the need for purchase of Economic Order Quantities (EOQ’s) of certain components. In each case where Supplier obtains Dance’s prior written consent for the order of designated quantities of specified long lead or EOQ items, the following shall apply:

(a)	If such parts become obsolete due to any Specification change requested by Dance, or if Dance ceases to order the Device Proprietary Components, then if Dance does not purchase Device Proprietary Components utilizing those long-lead items then Dance will purchase such items from Aerogen or reimburse Aerogen for such items.

(b)	At the annual pricing review, the parties will review inventories of long lead and EOQ items. If there is more than a 12 month inventory of any item, Aerogen may charge Dance a carrying cost of [*] per month for any inventory in excess of a 12 month supply (based on the average purchased quantities of Device Proprietary Components for the preceding 6 months, so long as the inventory exceeds a 12 month supply.

2.6 Delivery Times. Standard delivery time for Device Proprietary Components, in quantities not to exceed the amounts specified under Article 2.4.3 (ii) herein, is sixty (60) days after the date of Purchase Order confirmation. On-time delivery for the Device Proprietary Components is defined as being received at Dance’s specified shipment receiving location within seven (7) days before or on the Scheduled Delivery Date specified in a Purchase Order. Deliveries requested in a time frame earlier than seven (7) days prior to the Scheduled Delivery Date indicated in the related Purchase Order will be considered on-time unless the actual delivery date is later than the Scheduled Delivery Date originally indicated in the related Purchase Order. Late deliveries which are the fault of Dance’s carrier shall not be taken into account in determining Aerogen’s on-time delivery performance. Dance’s recourse to Aerogen in the event of Aerogen’s failure to achieve or maintain on-time delivery performance is set out in Articles 2.8, 2.10.4 and 10.3 hereunder and Section 3 of Appendix 4 hereto.

2.7 Packaging and Shipping. Device Proprietary Components shall be shipped on an Ex-Works basis from the location of final Device Proprietary Component assembly indicated in Part C of Appendix 3. Dance will be responsible for all costs of shipment, insurance, customs, duties and similar charges. Dance shall obtain all necessary import permits and required documentation. Aerogen will ship best way unless other specific instructions are communicated by Dance upon placement of a Purchase Order. Dance shall have the option of choosing the common carrier(s) that it wishes to have deliver Device Proprietary Components under this Addendum, and if Dance wishes to designate the common carrier(s), Dance shall maintain a direct-billed account with such common carrier(s) and inform Aerogen in a timely manner as to the identify of such common carrier(s). In the event that Dance does not inform Aerogen in a timely manner as to which common carrier to use, Aerogen may choose the common carrier(s) to use for Device Proprietary Component shipment. In the event that Aerogen chooses the common carrier, Aerogen shall prepay the shipping costs and add those shipping costs to the invoice. Aerogen reserves the right to make shipments in instalments, as it deems advisable or necessary, and all such instalments shipped separately will be separately invoiced and paid. Any partial shipments of less than fifty percent (50%) of the release Purchase Order quantity must be agreed to in writing by Dance before partial shipments are made. All invoices, cartons, packing lists and correspondence must specify the applicable Purchase Order number. All shipping containers for the Device Proprietary Components and all packaging within said shipping containers must conform to the specifications and labelling instructions detailed in the then current version of Dance’s desired packaging specifications (the “Packaging Specifications”) as set out in Section C of Appendix 1 and varied by Dance from time to time in writing. Dance may amend the Packaging Specifications on the terms and subject to the conditions set forth in Article 6 hereunder for modifying Device Specifications.

2.8	Acceptance of Shipment.

2.8.1	Unless otherwise agreed by the parties, if a shipment of Device Proprietary Components, or any portion thereof:

(a)	is not delivered within [*] days after the Scheduled Delivery Date specified in the Purchase Order and in accordance with the delivery terms included herein, or such shipment does not include [*] of the quantity of Device Proprietary Components specified in the Purchase Order (subject to the limits of Aerogen’s obligations to exceed forecast quantities pursuant to Article 2.4.3(ii)); or

(b)	includes, at a unit frequency of greater than [*], Device Proprietary Components which fail to meet the Acceptance Criteria,

then, Dance:

(c)	may, within fourteen (14) days of receipt of each shipment of Product, elect to reject such shipment; and

(d)	shall, if it elects to reject any shipment, (1) notify Aerogen immediately of such rejection and (2) afford Aerogen a reasonable opportunity (i) to inspect such shipment and (ii) to make arrangements for the shipment’s return if it is found to be in breach of the rejection criteria set out in Article 2.8.1(a) or 2.8.1(b), and (3) cancel the rejection and accept the shipment if Aerogen’s inspection can demonstrate that the shipment was not in breach of the rejection criteria set out in Article 2.8.1(a) or 2.8.1(b).

2.8.2	If Dance does not notify Aerogen of Dance’s rejection of a shipment within fourteen (14) business days of its receipt, then such shipment shall be deemed to have been accepted by Dance.

2.8.3	If Dance rejects any shipment, Dance shall hold such rejected shipment for sixty (60) days (or such longer time as may be mutually agreed) after which, unless during that sixty (60) day period Aerogen gives Dance directions to return or otherwise dispose of such rejected shipment, Dance may, at is election, return or dispose of such rejected shipment. Aerogen shall credit Dance for the cost to return any such rejected shipment.

2.9	Stocks

2.9.1	Overview of Stocks. Dance may request from Aerogen at any time an overview of Stocks throughout the entire supply chain, which overview shall be provided in a format of Aerogen’s choosing.

2.9.2	Hold Stocks. Aerogen shall hold Stocks of Basic Materials, Semi-Manufactures and Device Proprietary Components in such amounts as may be necessary to deliver according to Frozen Purchase Orders and the agreed upon flexibility as specified in Article 2.5 herein.

2.9.3	Stock Disposition on Termination. In the event that this Addendum is terminated for reasons other than under the provisions of Article 10.2 or 10.3 hereunder, Dance shall purchase such Stock of Device Proprietary Components not yet ordered and shall reimburse Aerogen at Aerogen’s documented cost plus [*] for such Stock of Basic Materials and Semi-Manufactures that Aerogen does not agree at its own discretion to reuse for other purposes.

2.9.4	Notification of Obsolete Materials Quantities in Case of Changes and Production Stop. In the event that Dance instructs Aerogen that the Specifications of the Device Proprietary Components or a Service Part are being changed under Article 6 herein or that it wishes to halt production of the Device Proprietary Components or Service Part entirely, Aerogen shall notify Dance within ten (10) working days, or as otherwise mutually agreed but within a maximum of thirty (30) days, of the quantity of Basic Materials, Semi-Manufactures and finished units of the Device Proprietary Components or Service Part rendered obsolete by such changes or production stock that it has in Stock and on order, which will thereby be designated “Obsolete Materials”. Failure by Aerogen to notify Dance within the prescribed number of days shall be regarded as meaning that there are no Obsolete Materials.

2.9.5	Stock Disposition of Obsolescence. Dance shall purchase any Device Proprietary Components designated as Obsolete Materials not yet ordered and shall reimburse Aerogen at Aerogen’s documented cost [*] for all Basic Materials and Semi-Manufactures designated Obsolete Materials that Aerogen does not agree at its own discretion to reuse for other purposes.

2.9.6	Preventing Stocks of Obsolete Materials. In the event that Dance instructs Aerogen that the Specifications of a Device Proprietary Component or Service Part are being changed under Article 6 herein or that it wishes to halt production of the Device Proprietary Component or Service Part entirely, Aerogen shall minimize the Stocks referred to in Article 2.9.2 with the intention of preventing the creation of Obsolete Materials. Aerogen hereby undertakes to take commercially reasonable measure to immediately halt outstanding production orders and Purchase Orders.

2.9.7	Liability. Dance is not liable to Aerogen for Stocks of Obsolete Materials that are created due to Aerogen’s failure to comply with the provisions of Article 2.9.6. Dance is not obligated to honour claims submitted to it more than thirty (30) days after Dance has informed Aerogen in writing of changes which may lead to the creation of Obsolete Materials.

2.10.8	Scrapping of Obsolete Materials. Aerogen is responsible for ensuring that Obsolete Materials are scrapped in accordance with the applicable law. Aerogen shall indemnify Dance against all claims by third parties that may have suffered damage as a result of the scrapping of the Obsolete Materials.

2.10	Delays

2.10.1	Aerogen shall not be liable for any failure or delay in delivery due in whole or in part to any unforeseeable event beyond the control of Aerogen and not caused by Aerogen’s own fault, including (but not limited to) the following: flood; earthquake; storm; lightning; fire; explosion; declared or undeclared war; riot; blockade; insurrection; epidemic; landslide; washout; civil disturbance; strike or labour disturbance; embargo; delay in transportation; sabotage; and any other unforeseeable circumstance which would in the reasonable opinion of Aerogen endanger persons or property (any of which is a “Force Majeure Event”). Under any such circumstances Aerogen shall have such additional time within which to deliver Device Proprietary Components as may be reasonably necessary, subject to Article 2.10.4 below.

2.10.2	Aerogen shall use reasonable care to minimize delays and damage resulting from a Force Majeure Event.

2.10.3	Aerogen shall notify Dance:

(i)	promptly upon the occurrence of a Force Majeure Event, setting forth in reasonable detail the effect of such event upon Aerogen’s performance hereunder; and

(ii)	from time to time, upon request from Dance, of the continued effects upon Aerogen’s performance hereunder and the actions taken by Aerogen to mitigate the effects of such event upon Aerogen’s performance.

2.10.4	If during the Exclusive Supply Term and any Renewed Exclusive Supply Term Aerogen is unable to deliver Device Proprietary Components to Dance for more than [*] days as a result of a Force Majeure Event, Dance may, upon notice to Aerogen, suspend purchases of Device Proprietary Components from Aerogen and declare an event of Default under Section 2.1 of Appendix 4 hereto. The term of this Addendum (including the Exclusive Supply Term and any Renewed Exclusive Supply Term) shall not be extended as a result of any suspension of Dance’s purchases pursuant to this Article 2.10.

2.11 Measurements, Reports and Problem Notification. Aerogen shall monitor its logistical performance and measure and report its findings on a regular basis to Dance. Aerogen shall immediately warn Dance if problems arise which could negatively affect the logistical performance. Any verbal communication on this point shall always be followed up by a written report, which includes an action plan setting out how the problems that occurred will be avoided in the future.

2.12	General.

2.12.1	The Parties will meet from time to time (but no less than once per year) as requested by Dance to discuss efficiency increases, product and technology roadmaps, price/performance ratio of the Device Proprietary Components, cost and quality issues, Aerogen’s performance hereunder, Dance’s performance hereunder, market conditions, and all other issues which the Parties may deem appropriate.

2.12.2	Dance may appoint one or more third party contract manufacturers to handle production of non-proprietary components, assembly, packaging, logistics, administration, integration or other activities relating to the Device, in which case Dance will keep Aerogen fully informed of the implementation thereof (see Article 3 below).

2.12.3	All Intellectual Property matters of relevance to this Addendum and the Device Proprietary Components supply arrangements between the Parties will be governed by the provisions set out in the License Agreement.

ARTICLE 3: ALTERNATIVE SOURCE FOR DEVICE ASSEMBLY, PACKAGING AND LABELING

3.1 Dance intends to establish an alternative source for Device assembly, packaging, and labelling (the “Alternative Source”). Such Alternative Source shall be the primary source for the final assembled packaged and labelled Device. Dance will, in conformance with the provisions of Article 6 herein, provide Aerogen with a Revised Specification detailing the components (including whether finished Device Proprietary Components, Semi-Manufactures, components or Service Parts) that it continues to require Aerogen to supply under the terms of this Addendum. In any event, the components for the Device that are proprietary to Aerogen (Device Proprietary Components) will still be supplied by Aerogen to Dance and/or to the Alternative Source at Dance’s expense and according to the pricing, ordering and payment provisions of this Addendum. Prior to the supply of Device Proprietary Components by Aerogen to the Alternative Source, Dance will prevail upon the Alternative Source to enter into customary confidentiality agreements as necessary and sufficient to protect in law the Licensed Intellectual Property, if such Alternative Source is not already otherwise obligated to Aerogen to protect such Licensed Intellectual Property. Aerogen will cooperate with Dance in good faith to ensure the establishment of such Alternative Source and ongoing supply of Device Proprietary Components conforming to the Revised Specifications and in accordance with the terms of this Article 8, as necessary to meet Aerogen’s obligations under this Addendum.

3.2 Dance intends to [*] high-scale automated manufacturing. Dance and Aerogen shall form a joint manufacturing committee (JMC) to facilitate information exchange during this process.

ARTICLE 4: TOOLING AND FIXTURES

4.1 Part Tooling For Clinical Trials and Initial Market Introduction. All machinery and tools, including jigs, dies, fixtures, plastic injection mold bodies, mold cores and mold inserts, patterns, special gauges, special test equipment and other items, drawings, raw materials and any other equipment or materials necessary and required to establish manufacturing of the Device in accordance with the Specification and in quantities adequate to support Dance’s clinical development programme, registration and initial introduction to market of Device and Drug Product (collectively, “Part Tooling”) will be sourced and furnished by Aerogen for and at the expense of Dance and charged to Dance at [*]. Part Tooling will be described in detail in Part B of Appendix 3 to this Addendum, which description may be partial and incomplete as at the Effective Date and which may be amended and updated from time to time in writing by mutual agreement of the Parties. All Part Tooling will remain the sole property of Aerogen and will be housed within Aerogen’s contracted manufacturing facility. Aerogen will be responsible for the protection, calibration, maintenance and care of the Part Tooling. Aerogen will be free to use the Part Tooling, at its own expense and absolute discretion, for its own purposes, including the manufacture and supply of Devices to third parties for use outside of the Field of the License. Aerogen will provide Dance with a pro rata credit for any materials stocks surplus to Dance’s requirements that were originally expensed to Dance and are subsequently used in supply of Devices or components thereof to third parties. Further development of the Part Tooling will be necessary to increase the capacity of plastic injection mold operation and device assembly processes in order to efficiently produce the Phase III human clinical units (approximately 5,000) and further initial market introduction units (<100,000 units). Providing this investment in process optimisation is undertaken by Dance, Aerogen will warrant the adequacy of the Part Tooling for the production of [*] finished Devices (the “Part Tooling Capacity”). Should the Part Tooling prove inadequate to meet this Part Tooling Capacity, Aerogen will bear the cost of repair or replacement of Part Tooling required to achieve the specified production volume.

4.2 Production Tooling. All machinery and tools, including jigs, dies, fixtures, plastic injection mold bodies, mold cores and mold inserts, patterns, special gauges, special test equipment and other items, drawings and any other equipment or materials necessary and required to establish manufacturing of the Device Proprietary Components in accordance with the Specification and in quantities above the Part Tooling Capacity (collectively, “Production Tooling”) will be sourced and furnished by Aerogen for and at the expense of Dance and charged to Dance at pass through cost plus [*] handling and administration charge. Production Tooling will be described in detail in Part C of Appendix 3 to this Addendum, which description may be partial and incomplete as at the Effective Date and which may be amended and updated from time to time in writing by mutual agreement of the Parties. All Production Tooling will be the sole property of Dance, and all parts made from Dance’s Production Tooling are to be supplied exclusively to Dance. Production Tooling will be housed within Aerogen’s contracted manufacturing facility, shall be stamped, painted or legibly marked “Property of Dance Biopharm Inc.”, shall be labeled with Dance’s capital expense ID# for accounting purposes, and shall be stored separately when not in use. Aerogen will be responsible for the protection, calibration, maintenance and care of the Production Tooling, which shall be kept in good condition (normal wear and tear excepted). Production Tooling will be subject to normal wear and tear in proportion to Dance’s manufacturing volume requirements as specified from time to time, and when necessary will be replaced by Aerogen at Dance’s expense at pass through cost plus [*] handling and administration charge.

Production Tooling for use in the performance of this Addendum shall be and remain the sole exclusive property of Dance and shall not be used for or furnished to any third party without Dance’s prior written consent. Production Tooling shall be subject to inspection by Dance upon reasonable notice and shall be surrendered to Dance in an acceptable condition (normal wear and tear excepted) upon reasonable demand or notice. All information with respect to Production Tooling shall be confidential and proprietary information of Dance. Any drawings and specifications prepared by Aerogen and/or Aerogen subcontractors in connection with the design, sourcing and supply of Production Tooling shall be the property of Dance and shall be marked “Property of Dance Biopharm Inc.” and shall be stored separately when not in use. Copies of such drawings and specifications will be sent to Dance (Attention: Lisa Molloy) as soon as practicably possible after receipt by Aerogen.

ARTICLE 5: QUALITY

5.1 Quality Standards. Aerogen will manufacture the Device Proprietary Components in accordance with the Specifications set out in Appendix 1. Aerogen will demonstrate compliance with the Specifications by:

(i)	adhering to the Quality Agreement entered into by the Parties within sixty (60) days after the Effective Date;

(ii)	maintaining accurate records of the manufacture/assembly and testing for each Device Proprietary Component,

(iii)	satisfying Dance’s Acceptance Criteria of compliance against Specification, and

(iii)	obtaining satisfactory ratings on any quality audits conducted by Dance.

Dance may conduct quality audits with respect to the Device Proprietary Components and Aerogen’s manufacturing facilities and processes up to two (2) times per consecutive twelve (12) month period, during Aerogen’s normal business hours and upon no less than thirty (30) days’ prior notice. Aerogen agrees to cooperate fully with such audits, which will be conducted at Dance’s sole expense. If such an audit reveals that Aerogen is not manufacturing the Device Proprietary Components in accordance with the Specifications, Dance shall notify Aerogen of any such deficiencies. Aerogen will generate an action plan to address any deficiencies noted in a Dance audit and will use commercially reasonable efforts to implement the plan in a timely manner. Dance shall be permitted to monitor Aerogen’s performance of the action plan to verify that all deficiencies are being corrected in the manner and in the timeframe set forth in the action plan, and Aerogen shall fully cooperate with Dance to allow Dance to perform such monitoring. Aerogen may conduct audits with respect to Dance’s complaint handling process to the extent to which it affects the processing of the Device Proprietary Components, up to two (2) times per consecutive twelve (12) month period, during Dance’s normal hours of business and upon no less than thirty (30) days’ prior notice. Dance agrees to cooperate fully with such audits, which will be conducted at Aerogen’s sole expense.

5.2 Warranty. In addition to the quality requirements set forth in Article 5.1 above, the Device Proprietary Components manufactured by Aerogen and set forth below shall be accompanied by a warranty from Aerogen that they are free from defects in materials and workmanship for the applicable warranty periods set forth below:

Device Proprietary Components	Warranty Period
OnQ (aerosol generator)	[*]
PIC with software loaded	[*]

The warranty periods specified above will begin on the date Dance takes delivery of the Device Proprietary Components at Dance’s receiving facility. Dance will provide Aerogen, on request, with documentation of the date that Dance took delivery of each unit purchased. The remedies set forth below in this Article 5.2 and in Article 5.3 are Dance’s and its customers’ sole and exclusive remedies with respect to Device Proprietary Components supplied by Aerogen that fail to meet the warranties set forth in this Article 5.2. The original warranty period will stand for each purchase and will not be extended by any repaired or replaced Device Proprietary Components supplied under warranty.

AEROGEN’S EXPRESS WARRANTY PROVIDED HEREIN IS IN LIEU OF AND EXCLUDES ALL OTHER WARRANTIES, WHETHER EXPRESSED, IMPLIED OR STATUTORY, INCLUDING BUT NOT LIMITED TO ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OR TITLE. THE LIMITED WARRANTY PROVIDED HEREUNDER SHALL BE RENDERED NULL AND VOID WITH RESPECT TO ANY DEVICE PROPRIETARY COMPONENT NOT ADMINISTERED, HANDLED OR OTHERWISE USED IN ACCORDANCE WITH THE DESCRIPTION AND DIRECTIONS IN THE DEVICE PROPRIETARY COMPONENT DOCUMENTATION.

As more fully set out in any Service Agreement that the Parties may enter into, Dance will provide first level warranty and technical support for the Device. Dance shall instruct its customers to return Device Proprietary Components requiring warranty replacement to Dance. Dance will examine each Device Proprietary Component so returned to Dance under warranty and if it determines such Device Proprietary Component to be defective will (a) provide a replacement Device Proprietary Component to the customer out of an inventory of replacement Device Proprietary Components maintained by Dance, (b) ship the defective Device Proprietary Components to Aerogen by standard, non-express delivery within five (5) business days after receipt from customer, and (c) take a credit for the purchase price of the defective Device Proprietary Component being returned to Aerogen or an exchange for a conforming Device Proprietary Component (as Aerogen elects). With respect to any Device Proprietary Components that Aerogen reasonably determines, pursuant to its failure investigation process (in which Dance may participate at its reasonable request), to have been defective within a valid Warranty Period, Aerogen will exchange or repair the returned, defective Device Proprietary Components for an equal quantity of new Device Proprietary Components, which will be shipped at Aerogen’s expense, or will issue credit equal to the price paid by Dance, at Aerogen’s option. Before returning any Device Proprietary Component under warranty, Dance must notify Aerogen’s Customer Services Department, which, if it approves the return, will issue Aerogen’s “Return Goods Authorization Form”. No return will be accepted unless accompanied by a Return Goods Authorization Form. All returns, except recalls, will be shipped at Dance’s expense. All Device Proprietary Components returned due to suspected defect must be returned not more than three (3) months after the end of the warranty period. Aerogen will accept returns only directly from Dance, and not from Dance’s customers. Aerogen will conduct a failure investigation on all returns to determine whether Device Proprietary Components returned by Dance meet warranty conditions.

5.3 Right to Return Defective Device Proprietary Components. Within [*] business days of receipt of a shipment of Device Proprietary Components, Dance shall visually inspect such shipment and notify Aerogen of any qualitative and/or quantitative defects in such shipment that are or would have been discoverable by a reasonable visual inspection. In addition to Dance’s right to return Device Proprietary Components under warranty as set forth in Article 5.2 above, Dance may return to Aerogen any Device Proprietary Components that are discovered, prior to the sale to a customer, to fail the Acceptance Criteria, not conform to all applicable Specifications or to breach the warranty set forth in Article 5.2 above, freight prepaid by standard, non-express delivery within five (5) business days after discovery. With respect to any Device Proprietary Component that Aerogen reasonably determines, pursuant to its failure investigation process (in which Dance may participate at its reasonable request) to have been defective at the time of delivery to Aerogen’s Ex-Works shipping point, Aerogen shall, at its option, either repair or replace the defective Device Proprietary Component free of charge, or credit Dance with the purchase price of the defective Device Proprietary Component. Aerogen will pay the round trip shipping costs for nonconforming Device Proprietary Components returned to Aerogen and confirmed by Aerogen to breach the warranty or not to conform to the Specifications therefor.

5.4 Recalls. Aerogen shall promptly notify Dance of any issues of which it becomes aware which could potentially give rise to the need to conduct a recall of Device Proprietary Components. Dance shall promptly notify Aerogen prior to Dance undertaking a recall of Device Proprietary Components or a recall of Dance products that could potentially adversely impact the Device Proprietary Components. In the event of a recall, Dance shall promptly notify Aerogen of the affected lot numbers or serial numbers. For any Device Proprietary Components that are recalled as a result of a manufacturing or design defect in such Device Proprietary Components, Aerogen will pay freight charges for such recalled products from Dance’s receiving facility to Aerogen. Aerogen will either replace or credit Dance for the price of such recalled Device Proprietary Components returned in accordance with the procedures designated by Aerogen within a reasonable time period (not to exceed six (6) months, unless Dance demonstrates to Aerogen that a longer period of time is necessary to carry out the recall. Replacement Device Proprietary Components, if any, for such recalled Device Proprietary Components will be shipped free of charge to Dance by Aerogen without any product, freight or customs charges to Dance. Aerogen shall promptly notify Dance prior to Aerogen undertaking a recall of any Aerogen product where the root cause of the recall may have implications for the function of the Device Proprietary Components.

5.5 Product Liability Insurance. Aerogen shall maintain at all times during the Exclusive Supply Term and any Renewed Exclusive Supply Term product liability insurance with limits not less than two million dollars ($2,000,000) per occurrence and five million dollars ($5,000,000) annual aggregate, and shall ensure that such insurance shall not be cancelled or the coverage reduced below the foregoing specified limits without at least thirty (30) days’ prior written notice to Dance. Aerogen shall, from time to time, at the request of Dance, provide Dance with a certificate of insurance evidencing the foregoing.

5.6 Notification of Product Defects; Complaints, Incidents, Adverse Events. If either Party becomes aware of a complaint or incident involving, or defect or potential defect in, any Device Proprietary Component, that Party will promptly deliver written notice of the complaint, incident defect or potential defect to the other Party, and each Party will provide to the other Party all information and analyses related to the complaint, incident, defect or potential defect reasonably requested by the other Party. In the event of any serious or potentially serious complaint, incident or defect requiring medical intervention or involving a death, the other Party shall be notified within twenty four (24) hours. Each Party shall allow the other Party to comply with, and shall assist the other Party in complying with, all applicable regulatory reporting requirements applicable to such Party and the Device Proprietary Components, including requirements for the reporting of adverse events. Each Party shall promptly provide the other Party with copies of all reports regarding any Device Proprietary Components filed with regulatory authorities. Dance shall provide Aerogen with copies of all other communications regarding the Device Proprietary Components that Dance has with regulatory authorities. Dance agrees and acknowledges that Aerogen may provide information it obtains under this Article 5.6 to other third party customers as appropriate to assist them in meeting local safety reporting requirements. For Aerogen’s performance of its obligations under this Article 5.6, the term “adverse event” shall be interpreted as either an MDR Reportable Event or Incident, where these terms shall have the meanings set forth in the IS 21 CFR 803 and the European Medical Device Directive 93/42/EEC Article 10, respectively.

ARTICLE 6: CHANGES TO DEVICE PROPRIETARY COMPONENTS

6.1 No Changes without Authorisation. Aerogen will not without authorisation change, substitute or modify the Device Proprietary Components, nor make any changes that may affect the Specifications, including any changes to design, material, engineering, documentation or manufacturing process (which includes the manufacturing process, the manufacturing site and the manufacturer), or process step discontinuances affecting the electrical or mechanical performance (whether specified or not), the mechanical form or fit, interchangeability, the environmental compatibility or chemical characteristics, the life, reliability, serviceability, regulatory compliance or quality of the Device Proprietary Components or any other changes that have a material impact upon Aerogen’s quality system. By means of a written change request, Aerogen will obtain Dance’s prior written consent to any such changes proposed by Aerogen. In requesting such consent, Aerogen will provide to Dance a written description of the expected effect of such changes and will provide such evaluation samples as may be requested by Dance. Nothing in this Article will prevent Aerogen from making changes to its vibrating mesh technology, so long as (i) those changes meet the agreed Specifications then in force and do not change the product form, fit and function, and (ii) Aerogen has provided Dance at least ninety (90) days’ notice before the effective date of the change of the potential effect of the change on the Device Proprietary Components.

6.2 Revision of Specifications. At any time after the date of the Notification of Release pursuant to Article 2.3.4, Dance and Aerogen may request engineering or manufacturing changes in the Specifications for the Device Proprietary Components, thereby giving rise to “Revised Specifications”. The Parties will such request in writing and make a good faith effort to negotiate and agree upon a resolution to the relevant issues that arise as a result of such proposed changes including Dance’s assent to pricing changes related thereto. If the Parties cannot agree on a resolution addressing the proposed changes, this Addendum will remain in full force and effect unless otherwise terminated in accordance with Article 10.

6.2.1	All development work necessary to realise Revised Specifications will fall outside the scope of the Development Program mandated under Section 3 of the License Agreement. Such development work will be subject to execution of a statement of work (“Statement of Work”) between the Parties describing the development activities intended to realize Revised Specifications within a defined time frame and pricing and payment plan (the “Project”) which will include the following:

(i)	a reference number;

(ii)	activities to be carried out and the documents, Device Proprietary Components, files, drawings, production models, quotations, and other items to be delivered during certain stages of the Project, (the “Deliverables”);

(iii)	Revised Specifications of the Device Proprietary Components to be developed;

(iv)	time schedule of the activities to be carried out;

(v)	location(s) where the Project will be carried out;

(vi)	the development, design, and engineering activities to be completed by Aerogen (“Milestones”);

(vii)	price and price type, including a separate price for production models, if any;

(viii)	payment plan, including financial arrangements in the event of early termination by Dance of the Statement of Work; and

(ix)	acceptance and test requirements.

6.2.2	The price for the development activities, including a separate price for any production models required, will be specified in the Statement of Work. Prices may include any travel and subsistence.

6.2.3	For Statements of Work with a term shorter than two (2) months, payments will be made after completion or termination of the Projects against invoice and after receipt of the first Device Proprietary Components to be supplied and approved by Dance. In case of a longer term, a payment plan will be set forth in the Statement of Work.

6.3 Mandatory Changes. Aerogen will make such changes to the Specifications as are mandated by the appropriate governmental or legal authorities, and, provided that the Device Proprietary Components met applicable safety standards and other governmental requirements at the time of manufacture, Dance will bear the costs of any subsequent upgrade, substitution or other change required in an equitable manner based on good faith discussions between the Parties.

6.4 End-of-Life Materials and Components. In the event that changes to the Device Proprietary Components are required as a result of material or component obsolescence or non-availability the costs of such changes will be borne by Dance.

ARTICLE 7: PRICES & PAYMENT

7.1	Prices.

7.1.1	The Prices at which Aerogen will supply the Device Proprietary Components to Dance under any given circumstance are set forth in Appendix 2 and denominated in Euros. All Prices are fixed prices which shall apply until the next annual review date, subject to Articles 7.2, 7.3, and 7.4.

7.1.2	On a date between the 1st October and 31st October of each year following the Addendum Effective Date, unless said date is less than twelve (12) months from the date of issue of the first Purchase Order under this Agreement, Aerogen shall notify Dance of (i) any increases and decreases in the costs of the commodities and services used to produce the Device Proprietary Components and included in the Price pursuant to Article 7.1.1 and (ii) the proposed increase or decrease in the Price of Device Proprietary Components and any Service Part or component thereto which Aerogen anticipates will be required to compensate Aerogen or Dance for the net effect of such increases and decreases in its costs of production. Provided that any proposed increase does not exceed the corresponding percentage increase in the annual Irish Industrial Producer Price Index as published by the Irish Central Statistics Office and available from www.cso.ie) (the ‘‘Index”) for the most recent year for which the Index is published, such increase or decrease in the Price shall be effective on 1st January of the following year.

7.2	Payment.

7.2.1	Device Proprietary Components shall not be invoiced to Dance until shipped.

7.2.2	Payment for Device Proprietary Components shipped is to be made in Euros and is due net thirty (30) days following the date of Aerogen’s invoice for all Device Proprietary Components not rejected hereunder.

7.2.3	Dance shall pay Aerogen by wire transfer of immediately available funds to a bank account designated from time to time by Aerogen.

7.2.4	Payment for Device Proprietary Components does not prevent Dance from returning damaged or defective Device Proprietary Components and Dance shall receive appropriate credit for damaged or defective Device Proprietary Components for which payment has already been made. Credit for returns is deductible from payables only after Dance’s receipt of a credit memo from Aerogen.

7.2.5	If Dance (a) disputes any amount on an invoice, or (b) has a claim against Aerogen under this Addendum, Dance shall:

(i)	pay the undisputed portion of the invoice less the amount of any claims against Aerogen; and

(ii)	promptly notify Aerogen of its dispute and claims, setting forth in reasonable detail the nature of such dispute or claims.

(iii)	If Aerogen disputes any item disputed or claimed by Dance in a notice given by Dance pursuant to Article 5.3(b), Aerogen and Dance shall resolve their differences pursuant to Article 11 herein.

7.3	Late Charges.

7.3.1	Dance shall pay a late charge per month based on an annualised rate of [*] above the current annual Euro Interbank Offered Rate (“Euribor”) reference rate as published at http://www.euribor-ebf.eu/, or any successor thereto or the maximum rate permitted by law, whichever is less, on all amounts not paid when due. The late charge shall be paid on the next date on which payment is due after such late charge has accrued.

7.3.2	If (a) Dance disputes any item on an invoice or asserts any claim against Aerogen (and as a result reduces the amount of its payment in respect of such invoice), and (b) such dispute or claim is resolved in favour of Aerogen, then Dance shall promptly pay the amount so resolved in favour of Aerogen plus interest thereon at the rate specified in Article 7.3.1 from the date payment on the invoice was due until the date payment of such amount is made in full.

7.4	Taxes.

7.4.1	Prices are exclusive of any federal, state or local sales, use or excise taxes and any, value added tax (VAT).

7.4.2	Dance will pay, or reimburse Aerogen for, any use tax, sales tax, duty, import fees and taxes, inspection or testing fee, or any other tax, fee or charge of any nature imposed by any governmental authority on Dance’s Purchase Orders or the sale of Devices to Dance, provided however that Dance shall not be liable for any taxes levied on Aerogen’s income. Aerogen will list separately on its invoice any tax lawfully applicable to the relevant Purchase Order and payable by Dance, if any, with respect to which Dance does not furnish evidence of exemption.

7.4.3	Aerogen is responsible for paying any applicable VAT, sales tax, consumption tax or any other similar tax collected from Dance under this Article 7.4.2 to the appropriate tax authorities.

7.4.4	Aerogen will issue an invoice containing wording that will allow Dance to take advantage of any applicable “input” tax deduction. In addition, Aerogen will inform Dance whether Dance is allowed to apply for an exemption if and to the extent allowed under applicable law in such specific situation. If Dance claims an exemption from any tax, it must inform Aerogen of the number(s) of all applicable exemption certificates and provide copies of such exemption certificates before placing orders.

ARTICLE 8: DISCONTINUATION OF PRODUCTION.

8.1 To be effective only after the Exclusive Supply Term, except in the case of Aerogen’s Termination for Cause as described in Article 10.4, if Aerogen intends to discontinue production of the Device Proprietary Components, Aerogen will inform Dance thereof in writing at least eighteen (18) months prior to the date of production stop. Dance may place an end-of-life Purchase Order for Device Proprietary Components in such quantity as Dance may reasonably require, and Aerogen will accept such Purchase Order at a price agreed upon by the parties which price will be no higher than the then prevailing Price.

8.2 In the event of such discontinuation, and where Dance continues to hold exclusivity rights pursuant to Article 2.1.2 Aerogen will cooperate with Dance to qualify alternate suppliers. Such assistance will include (i) providing the names and addresses of Aerogen’s sources for components or parts not manufactured by Aerogen, including the appropriate part numbers for commercially available equivalents of electronic parts, (ii) using its best efforts to assign to Dance any license rights Aerogen may have with third parties for software, technology, or any intellectual property used in the manufacture of the Device Proprietary Components (price to be agreed by respective parties), (iii) transferring Service Parts inventory not otherwise needed by Aerogen to Dance (price to be agreed), and (iv) providing any other reasonable assistance needed to facilitate uninterrupted availability of the Device Proprietary Components to Dance. Aerogen will use its commercially reasonable best efforts to (a) ensure that Dance will have the right to purchase all such components and parts directly from Aerogen’s vendors, and (b) obtain for Dance the same benefits Aerogen enjoys under contracts with vendors.

ARTICLE 9: REPRESENTATIONS AND WARRANTIES

9.1 Aerogen’s Representations and Warranties. Aerogen represents and warrants to Dance that all Device Proprietary Components delivered hereunder:

(i)	strictly comply with the Specifications, and any Revised Specifications as may be agreed between the Parties from time to time, and are manufactured in accordance with cGMP.

(ii)	are new (do not contain any used or reconditioned parts or materials) and fit for the purposes for which they are intended;

(iii)	are of sound workmanship, good quality and free from defects in design, construction, manufacture and material;

(iv)	satisfy all applicable laws, regulations, certification requirements and agreed standards, including health and safety standards and all other applicable regulatory requirements for the design, manufacture and shipment of the Device Proprietary Components, including United States Food and Drug Administration and European Community requirements and any other appropriate International standards for jurisdictions within the Territory in which Dance holds regulatory approval to market, sell, lease, distribute or otherwise supply Drug Device Combination goods;

(v)	are free and clear of all liens, encumbrances, and other claims against title; and

(vi)	strictly comply with the terms of this Addendum and the applicable Purchase Orders.

The foregoing warranties will survive any inspection, delivery, acceptance, or payment by Dance and will be enforceable by Dance and its successors, assigns, subcontractors, distributors, dealers, agents and customers and all other entities combining, selling or using the Device Proprietary Components or goods into which the Device Proprietary Components have been incorporated (together, the “Dance Indemnitees”).

9.2 Dance’s Representations and Warranties. Dance represents and warrants to Aerogen that, prior to offering the Device for marketing, sale or distribution in any jurisdiction, Dance will;

(i)	seek and secure all necessary clearances and authorisations from the relevant regulatory authorities in such jurisdiction, and provide Aerogen with documented evidence of such clearances and authorisations;

(ii)	develop and implement all necessary quality systems necessary to support commercial exploitation of the Device in such jurisdiction, and provide Aerogen with documented evidence of same.

9.3 Warranty Work. Aerogen shall be responsible, at its own cost, for all warranty work required under the Device Proprietary Component warranties set forth in Article 5.2 above.

9.4 Technical and Service Support. During the Exclusive Supply Term and any Renewed Exclusive Supply Term, Aerogen shall provide Dance with such reasonable technical and service support as is reasonably requested by Dance from time to time. Such technical and service support shall be provided under the terms of a separate Service Agreement to be agreed between the Parties.

9.5 Training. At a US location, date and time mutually acceptable to Aerogen and Dance, Aerogen shall provide to Dance’s selected employees and sales representatives, appropriate training and instruction in the use of the Device Proprietary Components as Dance may reasonably request. Such training shall be provided at Dance’s cost and charged at the Aerogen consultancy service rate then in force.

9.6 Product Information. Aerogen shall furnish to Dance, free of charge, Aerogen technical information and data to enable Dance to prepare appropriate product descriptions, specifications and advertising literature for use in the sale of Device Proprietary Components to Dance’s customers. Prior to the use thereof, Dance shall provide to Aerogen copies of all promotional literature, sales aids, packages, scientific, medical or technical information, training aids and other materials intended to be used by Dance in connection with the promotion or distribution of the Device or otherwise describing or referencing to the Device, together with an English language translation thereof, for review and comment by Aerogen concerning the content relating to the Device Proprietary Components and compliance with applicable labelling laws. All materials describing technical aspects of, or claims with respect to, the Device Proprietary Components will be subject to the written approval of Aerogen prior to use. All promotional materials prepared by Dance relating to Device Proprietary Components shall be consistent with those of Aerogen. Aerogen shall have fifteen (15) business days to review and approve such materials, which such approval may be withheld at Aerogen’s sole discretion, and Dance will make any changes reasonably requested by Aerogen within such fifteen (15) business day period.

9.7	Aerogen Indemnity.

9.7.1

Aerogen hereby agrees to indemnify and hold harmless the Dance Indemnitees and each present, future and former director, officer, employee, agent and representative thereof, from any against any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal fees and expenses, of whatsoever kind and nature, imposed on, incurred by or asserted against any of them by an unrelated third party, arising out of, or resulting from (a) any claim brought by a third party against Dance alleging that a Device Proprietary

Component caused injury to person or damage to property due to a defect in the manufacture or design of the Device Proprietary Component, or (b) improper labelling of the Device Proprietary Component, or (c) any breach by Aerogen of any express covenant, representation, warranty or other term of this Addendum or (d) any negligent act or omission or wilful misconduct of Aerogen or its agents, employees or subcontractors. Dance shall give Aerogen prompt written notice of any such claim or suit, and shall permit Aerogen to undertake the defence thereof, at Aerogen’s expense. Dance shall cooperate in such defence to the extent reasonably requested by Aerogen, at Aerogen’s expense. Dance shall have the right to participate in such defence, at its own expense. In any claim made or suit brought for which Dance seeks indemnification under this Article 9.7.1, Dance shall not settle, offer to settle, or admit liability or damages without the prior written consent of Aerogen.

9.7.2	Lower Tier. Aerogen will be responsible for its participating Affiliates, subcontractors and vendors through the lowest tier. Aerogen will indemnify, defend and hold harmless the Dance Indemnitees from and against any and all claims and liabilities, including all costs and expenses, arising directly from any actual action or failure to act by Aerogen’s Affiliates, subcontractors or vendors.

9.8 Dance Indemnity. Dance hereby agrees to indemnify and hold harmless Aerogen, its successors and assigns, and each present, future and former director, officer, employee, agent and representative thereof, from any against any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal fees and expenses, of whatsoever kind and nature, imposed on, incurred by or asserted against any of them by an unrelated third party, arising out of, or resulting from (a) any claim brought by a third party against Aerogen alleging that a product incorporating the Device Proprietary Components and supplied by the Dance Indemnitees caused injury to person or damage to property otherwise than specifically due to a defect in the manufacture or design of the Device Proprietary Components, or (b) a Dance Indemnitee’s breach of any express covenant, representation, warranty or other term of this Addendum (c) any negligence or wilful misconduct of a Dance Indemnitee. Aerogen shall give Dance prompt written notice of any such claim or suit, and shall permit Dance to undertake the defence thereof, at Dance’s expense. Aerogen shall cooperate in such defence to the extent reasonably requested by Dance, at Dance’s expense. Aerogen shall have the right to participate in such defence, at its own expense. In any claim made or suit brought for which Aerogen seeks indemnification under this Article 9.8, Aerogen shall not settle, offer to settle, or admit liability or damages without the prior written consent of Dance.

9.9 Intellectual Property Indemnity. Aerogen represents and warrants to Dance that all Device Proprietary Components delivered hereunder do not to the best of Aerogen’s knowledge, information and belief violate or infringe any third party domestic or foreign patent, copyright, trade secret, trademark or other intellectual property right. Aerogen will defend, indemnify and hold harmless the Dance Indemnitees from and against all liability and expenses, including reasonable attorneys’ fees, arising from or related to any claim of infringement of any domestic or foreign patent, trademark, copyright or other intellectual property rights, misappropriation of trade secrets or breach of confidential relationship with respect to the Device Proprietary Components. Aerogen’s foregoing obligations are conditioned on Dance notifying Aerogen promptly in writing of such action, giving Aerogen sole control of the defence thereof and any related settlement negotiations, and cooperating and, at Aerogen’s reasonable request and expense, assisting in such defence, provided that Dance shall have the right to participate in such defence at its own expense and any settlement that admits fault on the part of Dance shall be subject to Dance’s consent, not to be unreasonably withheld. If the use of the Device Proprietary Components is enjoined as the result of any claimed infringement, Aerogen will use its commercially reasonable best efforts to, without in any way limiting the foregoing indemnity, and at its expense and in its sole discretion:

(i)	procure for Dance Indemnitees the right to continue to market, sell and distribute the Device Proprietary Components;

(ii)	replace or modify the Device Proprietary Components with Device Proprietary Components of equivalent performance so that they become non-infringing; or

(iii)	if such procurement, replacement or modification is not reasonably available, terminate Dance’s right to continue to market, sell and distribute the Device Proprietary Components by written notice effective upon receipt.

If Aerogen terminates the Addendum pursuant to Article 9.9 (iii) above, then (a) Dance will cease distributing the Device Proprietary Components, and (b) Aerogen shall repurchase all of the infringing Device Proprietary Components possessed in inventory by Dance for the purchase price paid by Dance.

The preceding indemnity will not apply to the extent that actual infringement results solely from:

(iv)	the Device Proprietary Components being manufactured to the Specifications provided that all implementations of the Specifications constitute infringement of a third party right;

(v)	the Device Proprietary Components being combined with or incorporated into any product not supplied by Aerogen except where (I) a material element of the infringement is due to the Licensed Intellectual Property, and/or (II) (a) such combination is necessary to enable the Device Proprietary Components to function for their intended use, or (b) there is no substantial non-infringing use to which the Device Proprietary Components could have been put with respect to the patent(s) alleged to be infringed by the combination other than to infringe the patent(s) alleged to be infringed by the combination; or

(vi)	a modification, misuse or mishandling of a Device Proprietary Component after delivery thereof by Aerogen (to the extent that such modification, misuse or mishandling of the Device Proprietary Component is the sole cause of the infringement and misappropriation.

If Dance is or becomes aware that the Device Proprietary Components violate or infringe or are likely to violate or infringe any third party domestic or foreign patent, copyright, trade secret, trademark or other intellectual property right, Dance shall at its earliest opportunity and in any event within not more than thirty (30) days give notice of such possible violation or infringement to Aerogen.

9.10	Trademarks.

9.10.1	This Addendum and the manufacture and supply of Device Proprietary Components by Aerogen does not grant to Aerogen any rights in or license to any trademarks of Dance or to the use of such trademarks, either on or relating to the Device Proprietary Components, in Aerogen’s sales literature or other publications, or otherwise, by or for the benefit of Aerogen, other than as provided for in Clause 3.4.3(c) of the Licence Agreement.

9.10.2	If requested by Dance, Aerogen will ensure that the Device Proprietary Components contains Dance’s trademarks, serial number format and packaging conforming to Dance’s specifications for external appearance. Aerogen will not sell, transfer, distribute or otherwise convey any part, component, product or service bearing or incorporating Dance’s trademarks, part numbers or other identifiers, including any of Dance’s packaging, copyrights or code, to any party other than those allowed by this Addendum.

9.10.3	Dance is hereby granted permission to use, during the Exclusive Supply Term and any Renewed Exclusive Supply Term and for the purpose of advertising and marketing the Device Proprietary Components, Aerogen’s trademarks and trade names specified in Appendix 5 (the “Trademarks”), including use on any sales promotion documentation, subject to Article 9.6 above. Dance shall fully comply with all reasonable usage guidelines communicated by Aerogen to Dance regarding the use of the Trademarks. The Device will be affixed with copyright notices sufficient to give notice as to the rights of Aerogen in the Device Proprietary Components, and Dance shall not deface or alter in any way any Trademark appearing on the Device Proprietary Components. All right, title and interest in and to the Trademarks and all goodwill attached thereto are the sole property of Aerogen, and any and all use of the Trademarks by Dance shall inure solely to the benefit of Aerogen. Upon expiration or termination of this Addendum, Dance shall discontinue immediately all use of Trademarks, except as is necessary to sell any remaining inventory as permitted by this Addendum.

9.11	Stand By Manufacturing Agreement. The terms of the Standby Manufacturing Agreement incorporated herein as Appendix 4 shall apply only for so long as the Dance holds exclusivity rights pursuant to Article 2.1.1 and 2.1.2 above.

9.12 Limitations of Liability. EXCEPT IN CONNECTION WITH A BREACH OF CONFIDENTIALITY, IN NO EVENT WILL AEROGEN OR DANCE BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, ARISING FROM OR RELATING TO THIS ADDENDUM (OR TERMINATION HEREOF), INCLUDING, BUT NOT LIMITED TO, THE LOSS OF PROSPECTIVE PROFITS OR ANTICIPATED SALES, OR ON ACCOUNT OF EXPENSES, INVESTMENTS, OR COMMITMENTS IN CONNECTION WITH THE BUSINESS OR GOODWILL OF AEROGEN OR DANCE OR OTHERWISE. EXCEPT FOR LIABILITY ARISING UNDER ARTICLES 9.7 OR 9.9, AEROGEN’S TOTAL CUMULATIVE LIABILITY IN CONNECTION WITH THIS ADDENDUM, WHETHER IN CONTRACT OR TORT OR OTHERWISE, WILL NOT EXCEED THE TOTAL AMOUNTS PAID UNDER THE ADDENDUM DURING THE TWELVE (12) MONTHS PRIOR TO THE EVENTS GIVING RISE TO THE LIABILITY.

ARTICLE 10: TERMINATION

10.1 Dance’s Termination without Cause. To be effective only after the end of the Exclusive Supply Term, Dance may terminate this Addendum at any time, with twelve (12) months prior written notice to Aerogen, or (b) otherwise in accordance with this Article 10.

10.2 Aerogen’s Termination without Cause. To be effective only after the end of the Exclusive Supply Term, Aerogen may terminate this Addendum (a) at any time, with twelve (12) months prior written notice to Dance, or (b) otherwise in accordance with this Article 10.

10.3 Dance’s Termination for Cause. Dance may immediately suspend performance of its obligations under the Addendum or immediately terminate this Addendum in whole or in part upon written notice to Aerogen only if:

(i)	Aerogen files a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, assignment for the benefit of creditors or similar proceeding;

(ii)	Aerogen becomes the subject of a petition in bankruptcy or any proceeding relating to insolvency, receivership, liquidation, assignment for the benefit of creditors or similar proceeding and such petition or proceeding is not dismissed within ninety (90) days from filing of such petition or proceeding;

(iii)	Aerogen ceases or threatens to cease to carry on business in the ordinary course;

(iv)	Aerogen materially breaches any of its obligations under this Addendum and such material breach is not cured within thirty (30) days following receipt of written notice of breach from Dance.

10.4 Aerogen’s Termination for Cause. Aerogen may suspend performance of its obligations under this Addendum or terminate this Addendum in whole or in part immediately upon written notice to Dance only if:

(i)	Dance files a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, assignment for the benefit of creditors or similar proceeding;

(ii)	Dance becomes the subject of a petition in bankruptcy or any proceeding relating to insolvency, receivership, liquidation, assignment for the benefit of creditors or similar proceeding and such petition or proceeding is not dismissed within ninety (90) days from filing of such petition or proceeding;

(iii)	Dance ceases or threatens to cease to carry on business in the ordinary course;

(iv)	Dance materially breaches any of its obligations under this Addendum and such material breach is not cured within thirty (30) days following receipt of written notice of breach from Aerogen. In the event that Dance receives a notice of material breach and disputes in good faith whether the alleged material breach occurred or was timely cured, it may seek resolution of such dispute pursuant to Article 11 below and Article 11 of the License Agreement, and in such event, no termination of this Addendum pursuant to this Article 10.4 may occur until completion of such dispute resolution determines that a material breach of this Agreement has occurred or has not been timely cured.

10.5 Consequences of Termination. Upon termination of this Addendum for other than Dance’s material breach pursuant to Article 10.4 herein, Aerogen shall continue to fulfil all Purchase Orders accepted by Aerogen prior to the effective date of termination. Upon termination of this Addendum for other than Dance’s material breach pursuant to Article 10.4 herein, Dance may sell its remaining inventory of Device Proprietary Components for a period not to exceed ninety (90) days after the later of (i) the termination date, or (ii) the receipt of Device Proprietary Components from Aerogen. Any inventory remaining after such period shall be, at Aerogen’s election, (i) sold by Dance, (ii) repurchased by Aerogen at the price paid by Dance, or (iii) returned to Aerogen (at Aerogen’s cost) and the cost of such Device Proprietary Components credited against any amounts owed by Dance to Aerogen under this Addendum. Aerogen shall make such election within ten (10) business days after the expiration of the ninety (90) day period referenced above. The Addendum, wherever applicable, shall continue to govern Dance’s permitted disposition of its remaining inventory of Device Proprietary Components. The obligations of Articles 5.2, 5.3, 5.4, 5.6, 7.3, 7.4, 9.1, 9.2, 9.3, 9.7, 9.8, 9.9, 9.12, 10.2, 12.6, 12.7, 12.8 and 12.10 shall survive the termination of this Addendum. In addition to the foregoing, if Dance terminates this Addendum in whole or in part for cause as described in Article 10.3, Dance shall have the same rights as if Aerogen discontinued production as such rights are described in Article 8.

ARTICLE 11: DISPUTE RESOLUTION

The following procedure will be adhered to in all disputes that arise under this Addendum.

11.1	The party which asserts that a dispute has arisen under this Addendum shall notify the other party in writing of the nature of the dispute with as much detail as possible about the deficient performance of the other party.

11.2	The duly authorised and mutually notified representatives of each Party (the “Representatives”) shall:

(i)	meet in person or by telephone conference within seven (7) days after the date of the written notification to reach an agreement about the nature of the deficiency and the corrective action to be taken by the respective parties; and

(ii)	produce a detailed written report of the nature of the dispute to the respective management of Dance and Aerogen, duly signed and dated by Representatives of both Parties.

11.3	If the Representatives are unable to agree on corrective action, the respective managers to whom the Representatives report (“Management”) shall meet in person within the State of New York to facilitate an agreement within fifteen (15) business days after the last date of signature of the report compiled pursuant to Article 11.2 (ii).

11.4	If Management cannot resolve the dispute with a written plan or corrective action with seven (7) days after their initial meeting, or the agreed-upon completion dates in the written plan of corrective action are exceeded, either party may request arbitration as provided for in Article 11 of the License Agreement.

ARTICLE 12: GENERAL PROVISIONS

12.1 Waiver. No departure from or waiver of any of the terms of this Addendum by either Party shall be deemed to authorize any prior or subsequent departure or waiver and a Party hereto shall not be obligated to continue any departure or waiver or to permit any subsequent departure or waiver.

12.2 Changes. Any changes in Aerogen’s use of the subcontractors previously authorised by Dance will require Dance’s prior written consent.

12.3 Integration, Amendment. This Addendum and its Appendices, together with the License Agreement and any Purchase Order issued hereunder constitute the entire agreement and understanding of the Parties with respect to sale of Device Proprietary Components by Aerogen to Dance for the purposes of supply to third party customers, and merges all prior discussions and negotiations between them and supersedes any previous agreement whether oral or written. Course of performance, course of dealing and usage of trade will not apply to this Addendum. This Addendum may not be amended or modified in any manner except by a written instrument properly executed by authorised officers of each Party.

12.4	Country of Origin.

12.4.1	Upon Dance’s request, Aerogen will provide Dance with an acceptable and auditable certification stating the country of origin for the Device Proprietary Components, sufficient to satisfy the requirements of (i) customs authorities of the country of receipt; and (ii) applicable export licensing regulations. Aerogen will mark each Device Proprietary Component (or the Device Proprietary Component’s container if there is no room on the Device Proprietary Component) with the country of origin. Aerogen will, in marking the Device Proprietary Component, comply with the requirements of the customs authorities of the country of receipt.

12.4.2	If the Device Proprietary Components are export controlled, Aerogen will inform Dance accordingly and indicate the applicable export control classification number (“ECCN”).

12.4.3	Aerogen will organize its administration and manufacturing in such a way that the Device Proprietary Components can be supplied with preferential origin status and supply the Device Proprietary Components with the appropriate documentary evidence of the preferential origin status. Aerogen will provide the appropriate customs documentation for Device Proprietary Components which may be imported and/or exported by Dance, including NAFTA Certificate, Certificate of Origin (renewed on a two (2) year basis), FDA Accession Number, FDA 510K number Tariff System Classification Codes, each to the extent relevant. Aerogen will support Dance with import and export regulatory issues so that regulatory compliance will be met.

12.4.4	This Addendum has been executed and the Prices of the Device Proprietary Components have been agreed upon taking into consideration the asserted origin of the Device Proprietary Components as well as the delivery by Aerogen of the appropriate documentary evidence of the preferential origin status requested by custom authorities. It is expressly understood that the preferential origin status of the Device Proprietary Components and the accuracy thereof for any supplied Device Proprietary Components hereunder are essential under this Addendum.

12.4.5	If Device Proprietary Components delivered under this Addendum are imported, Aerogen will when possible allow Dance to be the importer of record. If Dance is not the importer of record and Aerogen obtains duty drawback rights to the Device Proprietary Components, Aerogen will, upon Dance’s request, provide Dance with documents required by the customs authorities of the country of receipt to prove importation and to transfer duty drawback rights to Dance.

12.5	General Rules of Construction. In this Addendum, unless the context otherwise requires:

(i)	words in the singular number or in the plural number will each include the singular number or the plural number;

(ii)	references to “days” will, unless otherwise specified, mean calendar days;

(iii)	reference to any agreement (including this Addendum) or other contract or any document means such agreement, contract or document as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

(iv)	“including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term;

(v)	“hereto”, “herein”, “hereunder”, “hereinafter” and similar expressions refer to this Addendum in its entirety, and not to any particular Article or other part of this Addendum;

(vi)	reference to any “Article” or “Appendix” means the corresponding Article or Appendix of or to this Addendum; and

(vii)	the descriptive headings of Articles, paragraphs and other parts of this Addendum are included for convenience only and will not affect in any way the meaning or interpretation of this Addendum or any of the terms or provisions hereof.

12.6	Waiver of Trial by Jury; Jurisdiction.

12.6.1	Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS ADDENDUM IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS ADDENDUM, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.6.2	Consent to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of New York, in any action or proceeding arising out of or relating to this Addendum or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally:

(i)	agrees not to commence any such action or proceeding except in such courts;

(ii)	agrees that any claim in respect of any such action or proceeding may be heard and determined in such State of New York court or;

(iii)	waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such State of New York court, and

(iv)	waives, to the fullest extent permitted by law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such State of New York court.

Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Addendum irrevocably consents to service of process in the manner provided for notices in Article 12.7 of the Licence Agreement. Nothing in this Addendum will affect the right of any Party to this Addendum to serve process in any other manner permitted by law.

12.7 Personal data. If Aerogen receives or has access to personal data, as defined in any applicable personal data protection legislation or similar law or regulation (“Personal Data”), in the performance of this Addendum, then Aerogen will:

(i)	not use or further disclose Personal Data other than as permitted by this Addendum or required by law;

(ii)	use appropriate safeguards to prevent the use or disclosure of the Personal Data other than as permitted by this Addendum; and

(iii)	implement administrative, physical, and technical safeguards that reasonably and appropriately protect the Personal Data against unauthorized or unlawful processing of the Personal Data.

To the extent that Aerogen uses an authorized subcontractor with access to the Personal Data, Aerogen will obtain subcontractor’s written agreement to this provision. Aerogen will comply with the applicable data protection legislation and all further reasonable instructions provided by Dance with regard to the processing and protection of the Personal Data by Aerogen. Aerogen will use reasonable efforts to mitigate any harmful effect that is known to Aerogen of a use or disclosure of Personal Data by Aerogen in violation of the law or this Addendum. Aerogen will, upon the termination of this Addendum, return to Dance or securely destroy all records or documents containing the Personal Data. Aerogen will remain bound by the provisions of this Article 12.7 with respect to any Personal Data that remain in its possession.

Insofar images or other health related records that will be provided by Aerogen to Dance under this Addendum contain Personal Data or references thereto, Aerogen will ensure that all such Personal Data and references are removed or made illegible or inaccessible prior to the disclosure to Dance. Where the Personal Data cannot be removed, or be made illegible or inaccessible, Aerogen warrants that it has obtained the explicit consent of the data subject concerned with regard to the disclosure of the Personal Data or reference thereto to Dance as well as the use of those Personal Data or references thereto by Dance. Aerogen will permit Dance to use such images or health related records for its business, research and marketing purposes.

12.8 HIPAA Compliance. Aerogen may provide certain services to Dance or Dance’s customers and, in connection with those services, Dance or its customers may disclose to Aerogen individually identifiable health information as defined in and subject to protection under the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated pursuant thereto (“HIPAA”). Dance’s customers may include “Covered Entities,” which are subject to HIPAA. This Article is to allow Dance’s customers to comply with HIPAA. “PHI” and “ePHI” will mean Protected Health Information and Electronic Protected Health Information, respectively, as defined in 45 C.F.R. §160.103, limited to the information Aerogen received from or created or received on behalf of Dance as Dance’s Customer’s Business Associate.

Dance and Aerogen agree that: (1) Aerogen will not use or further disclose PHI other than as permitted by this Addendum or required by law; (2) Aerogen will use appropriate safeguards to prevent the use or disclosure of the PHI other than as permitted by this Addendum, and will implement administrative, physical, and technical safeguards that reasonably and appropriately protect the confidentiality, integrity, and availability of ePHI (“Safeguards”); (3) Aerogen will report to Dance: (a) any use or disclosure of the PHI not permitted by this Addendum or by law of which Aerogen becomes aware; and (b) any Security Incident of which Aerogen becomes aware; (4) To the extent that Aerogen uses one or more subcontractors or agents to provide services under this Addendum, and such subcontractors or agents receive or have access to the PHI, each such subcontractor or agent will: (a) enter into a written agreement with Aerogen containing the same restrictions and conditions set forth in the business associate provisions of HIPAA that apply through Aerogen; and (b) implement reasonable and appropriate Safeguards to protect ePHI; (5) Aerogen agrees to make (a) its internal practices, books and records relating to the use and disclosure of PHI and (b) its policies, procedures and documentation required by the Security Rule relating to the Safeguards, available to the Secretary of the U.S. Department of Health and Human Services or his designee to the extent necessary to determine Aerogen’s customer’s compliance with HIPAA ; (6) Aerogen agrees to make available to Dance (or at Dance’s direction to a Dance customer) the information in its possession required to provide an accounting of Aerogen’s disclosures of PHI as required by HIPAA; (7) Aerogen will use reasonable commercial efforts to mitigate any harmful effect that is known to Aerogen of a use or disclosure of PHI by Aerogen in violation of this Addendum; and (8) upon the termination of this Addendum for any reason, Aerogen will return to Dance (or at Dance’s direction to Dance’s customer) or destroy all PHI received from Dance or Dance’s customer that Aerogen maintains in any form, recorded on any medium, or stored in any storage system, unless said information is no longer PHI or if the return or destruction is not feasible. Following termination of this Addendum, Aerogen will remain bound by the provisions of this Article with respect to any PHI that remains in its possession.

12.9 Excluded Provider. Aerogen represents and warrants that it, and, to the best of its knowledge, its employees and subcontractors providing the Device Proprietary Components are not debarred, excluded, suspended or otherwise ineligible to participate in a U.S. federal health care program, nor have they been convicted of any U.S. health care related crime (an “Excluded Provider”). Aerogen will promptly notify Dance in writing if it becomes aware that any of its employees or subcontractors providing the Device Proprietary Components has become an Excluded Provider. Dance may terminate this Addendum upon written notice to Aerogen if Aerogen or any of its employees or subcontractors providing the Device Proprietary Components becomes an Excluded Provider.

12.10 Availability of Records. Until the expiration of seven (7) years after furnishing the Device Proprietary Components, Aerogen will make available, upon written request of the Secretary of the U.S. Department of Health and Human Services (“DHHS”), or upon request of the U.S. Comptroller General, or any of their authorized representatives, each Purchase Order and the books, documents and records of Aerogen that are necessary to certify the nature and extent of the costs for which Dance seeks reimbursement. Aerogen further agrees that if Aerogen carries out any of the duties of this Addendum through a subcontract with a value or cost of ten thousand dollars US ($10,000) or more over a twelve (12) month period, with a related organization, such subcontract will contain a clause to the effect that until the expiration of four (4) years after the furnishing of such Device Proprietary Components pursuant to such subcontract, the related organization will make available, upon written request to the Secretary, or upon request to the Comptroller General, or any of their authorized representatives, the subcontract, and books and documents and records of such organization that are necessary to verify the nature and extent of such costs.

12.11 Publicity. Neither Party will, without the prior written consent of the other, (a) make any news release, public announcement, relating to this Addendum or its subject matter, nor (b) in any manner advertise or publish the fact that the Parties have entered into this Addendum.

12.12 Relationship of the Parties. Each Party is an independent contractor, not an agent, employee or representative of the other. Neither Party has authority to make any statement, representation or commitment of any kind or to take any action binding upon the other, without the other Party’s prior, written authorization.

12.13 Authority; Due Execution. Each Party represents and warrants to the other, that (i) it has full power and authority to enter into this Addendum and any agreements related hereto and, subject to the terms and conditions hereof, this Addendum, when executed, will be a valid and legally binding obligation of such Party according to its provisions; (ii) the execution and performance of this Addendum will not constitute a breach of or an event of default under any agreement, contract, law or regulation to which such Party is or may be bound; and (iii) the execution and performance of this Addendum has been duly authorized by all necessary corporate action.

12.14 Supply Chain Security. Aerogen will take appropriate measures to ensure that the Device Proprietary Components under its care are protected in such a way that any misappropriation, theft, replacement, addition of unfamiliar goods or other unauthorized access to the goods will be prevented. In particular, Aerogen will:

(i)	be actively involved in supply chain security programs of Dance as may be adopted or amended by Dance from time to time and described in regular review meetings and business communications;

(ii)	ensure that (a) the provisions of the U.S. C-TPAT Program (“C-TPAT Requirements”) are complied with for all shipments under this Addendum to the United States of America, and/or (b) the EU AEO Certificate on Security and Safety (“AEO Requirements”) on Security and Safety are complied with for all shipments that pass the outer borders of the European Union;

(iii)	comply with all local requirements with respect to security and safety of the supply chain in countries where Aerogen or its subcontractors manufacture or ship the Device Proprietary Components.

Dance may audit the supply chain security of Aerogen for compliance with this Article 12.14 and Aerogen will ensure that Aerogen may do the same with Aerogen’s subcontractors.

12.15	Force Majeure.

12.15.1	Neither Party shall be liable for failure to perform or for delay in performance due to fire, flood, strike or other labour dispute, act of God, act of any governmental authority which is not specific to the Parties, riot, act of terrorism, war, embargo, delay in transportation or due to any cause beyond such Party’s reasonable control. In the event of a delay in performance due to any cause described in this Article 12.15.1, the time for completion will be extended by a period of time reasonably necessary to overcome the effect of such delay, subject always to application of any specific provisions of Article 2.11.1.

12.15.2	For the purposes of this Addendum, Force Majeure on the part of Aerogen shall in any event not include shortage of personnel or production materials or resources, financial problems of Aerogen, nor the inability of Aerogen to secure the necessary licenses in respect of software to be supplied or the necessary legal or administrative permits or authorizations in relation to the Device Proprietary Components to be supplied.

12.16 Severability. The invalidity or unenforceability of any term or provision of this Addendum or of the application of any such term or provision to any person or circumstance shall not impair or affect the remainder of this Addendum and its application to other persons or circumstances. Each invalid or unenforceable term or provision shall be enforced to the greatest extent permitted by law and the remaining terms and provisions hereof shall not be invalidated but shall remain in full force and effect.

12.17 Notices. Any notice required or permitted to be given hereunder by either Party shall be in writing and shall be deemed given on the date received if delivered personally or by reputable overnight delivery service, or three days after the date postmarked if sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses:

If to Dance:	FAO: Business Development
Dance Biopharm Inc.
2 Mint Plaza #804
San Francisco, CA 94103
Phone: +1 650-###-####

If to Aerogen:	FAO: Director of Business Development
Aerogen Limited
IDA Business Park
Dangan, Galway, Ireland
Phone: +353 91 540 400
Fax: +353 91 584 639

12.18 Survival. All terms and conditions of this Addendum which are intended (whether expressed or not) to survive the duration or termination of this Addendum will so survive.

IN WITNESS WHEREOF, this Addendum to the Distribution Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

	Dance Biopharm Inc.	Aerogen Limited

Signature:	/s/ Samantha Miller	/s/ Colin M. Telfer
Name:	Samantha Miller	Colin M. Telfer PhD
Title:	Chief Business Officer	Director of Business Development
Date:	21 October 2013	18th October 2013

and

Signature:
Name:
Title:
Date:

APPENDIX 1

To

ADDENDUM 1 TO LICENCE AGREEMENT (SUPPLY AGREEMENT FOR DEVICE PROPRIETARY COMPONENTS)

DEVICE PROPRIETARY COMPONENTS SPECIFICATIONS

The Device Proprietary Components to be delivered by Aerogen to Dance under this Addendum and its Specifications are as follows:

A:	Device Proprietary Components Description

The device proprietary components are described as the following in the Dance Biopharma Adagio-01 clinical device;

•	[*]

•	[*]

B:	Device Proprietary Components Images

[*]

C:	Device Proprietary Component Specifications

The Specifications for the Device Proprietary Components used in the Dance Biopharm Adagio-01 clinical device are described in the Design Input Requirements reference; DIR 99-228.

The Specifications for the commercial device have not been determined at this point.

1

APPENDIX 2

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ADDENDUM 1 TO LICENCE AGREEMENT (SUPPLY AGREEMENT FOR DEVICE PROPRIETARY COMPONENTS)

DEVICE PROPRIETARY COMPONENT PRICES

1.	ESTIMATED COGS AND TRANSFER PRICING OF DEVICE PROPRIETARY COMPONENTS

Annual Production Volumes (units)	PIC				OnQ
	COGS (€)		Transfer (€)		COGS (€)		Transfer (€)
10,000	[	*]	[	*]	[	*]	[	*]
50,000	[	*]	[	*]	[	*]	[	*]
100,000	[	*]	[	*]	[	*]	[	*]
500,000	[	*]	[	*]	[	*]	[	*]
1,000,000	[	*]	[	*]	[	*]	[	*]
2,000,000	[	*]	[	*]	[	*]	[	*]
3,000,000	[	*]	[	*]	[	*]	[	*]

COGS estimates will be revised further to qualification of a definitive manufacturing process.

2.	TRANSFER PRICING OF DEVICE PROPRIETARY COMPONENT SUPPLY – APPLIED MARGIN OVER COGS

for supply of PIC and OnQ
at volumes of under 500,000 pieces per annum	[	*]
at volumes of 500,000 pieces per annum or more	[	*]

Mechanism for determining % mark-up applied to COGS to derive transfer pricing

2.1	for PIC

Either;

(i)	Aerogen supplies Dance, billing as follows:

[*]

or

(ii)	Dance purchases direct from sub-supplier and reports figures to Aerogen, which issues an invoice for the supply margin specified per the table above.

1

2.2	for OnQ

(i)	In December of each year, COGS is estimated by Aerogen on basis of known variables, including Dance rolling forecast.

(ii)	Purchase lots are invoiced throughout the year on basis of December estimate, with addition of appropriate supply margin specified per the table above.

(iii)	Actual COGS for complete year are calculated during annual audit process, and provided to Dance for review. Aerogen issues an invoice or remits payment to balance projected against actual COGS.

2

APPENDIX 3

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ADDENDUM 1 TO LICENCE AGREEMENT (SUPPLY AGREEMENT FOR DEVICE PROPRIETARY COMPONENTS)

DEVICE PROPRIETARY COMPONENT MANUFACTURING INFRASTRUCTURE

The Device Proprietary Components will be manufactured under Aerogen’s management and quality control systems as follows:

A:	Approved Facilities and Subcontractors

Subcontractors for commercial manufacture have not been determined at this point. Current facilities and sub-contractors relevant to construction and supply of OnQ aerosol generator core at clinical build stage are:

#1	[*]

#2	[*]

#3	[*]

#4	[*]

#5	[*]

#6	[*]

B:	Production Tooling

Production tooling for commercial manufacture has not been determined at this point.

C:	Production Supply Chain

The current production supply chain for building clinical units is as shown in A3.1 below, with individual suppliers numbered as in Section A above. These processes have been designed to deliver the quantities expected in the Phase II and Phase III clinical trials for the Dance Biopharma device. At present, in accordance with Article 2.7 of this Addendum, the location of final Device Proprietary Component assembly is the premises of supplier #5 for OnQ and supplier #6 for the PIC.

Although some of these same suppliers may still be involved, the production processes necessary to produce Device Proprietary Components at the commercial volumes required by Dance Biopharm and at the lowest possible unit COGS may be substantially different to those currently employed.

[*]

1

APPENDIX 4

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ADDENDUM 1 TO LICENCE AGREEMENT (SUPPLY AGREEMENT FOR DEVICE PROPRIETARY COMPONENTS)

STANDBY MANUFACTURING AGREEMENT

1. Purpose. This Standby Manufacturing Agreement (the “Standby”) sets for the terms and conditions under which Aerogen shall make available to Dance a copy of all documents, other data, know-how and rights in the Licensed Intellectual Property rights Aerogen owns or controls concerning the Device Proprietary Components, including any updates and revisions thereof, to the extend Dance deems such necessary to allow Dance, in any of the events listed in Section 3 below, to manufacture, have manufactured, build-in, assemble, market, sell, lease or otherwise modify or dispose of and service the Device Proprietary Components (the “Information”).

2.	Default / Information / Remedy

2.1	Cure or Default. In the event one or more of the triggering conditions set out in Section 3 below occur(s), Aerogen shall have [*] days from the date of Dance’s notice in order to cure such condition and if Aerogen fails to cure all such conditions within that [*] days (a “Default”), Dance may immediately exercise its standby rights hereunder and Aerogen shall supply the Information.

2.2	Information to be provided: a fully readable and usable copy of the Information, which will be preserved as Confidential Information under the terms and conditions of the License Agreement and the Addendum. Any third parties with who Dance requires to contract for the purposes of exercising its rights under this Standby will first be obligated by Dance to enter into customary confidentiality agreements as necessary and sufficient to protect in law the Licensed Intellectual Property and the Confidential Information, if such third is not already otherwise obligated to Aerogen to protect such Licensed Intellectual Property and Confidential Information.

2.3	Remedy. In the event that Aerogen remedies the matter giving rise to a triggering condition after the rights under this clause are exercised in whole or in part by Dance, Aerogen shall notify Dance of the change in circumstances and Aerogen may resume manufacturing and supply to Dance from the date of that notice. Dance will satisfy itself without undue delay that the matter giving rise to a triggering condition has been resolved and will cease manufacture of the Device Proprietary Components under this Standby.

3. Licence / Triggering Events. Aerogen shall provide the Information to Dance and Dance and its Affiliates may access the Information and will have the non-exclusive, worldwide, royalty-free right to use the Information to use, manufacture, have manufactured, build-in, assemble, market, sell, lease, modify, correct errors in and service the Device Proprietary Components, and otherwise dispose of the Device Proprietary Components in any other way as Dance sees fit, in the event that (each such event being a “Triggering Event”):

(a)	with respect to Purchase Orders which are scheduled for delivery over any consecutive three-month period (to the extent that such Purchase Orders do not exceed the limits of Aerogen’s obligation to supply as set out in Article 2.4.3 (ii), Aerogen does not succeed in delivering a minimum of [*] of the Device Proprietary Components covered by such Purchase Orders within the following time limits (i.e. Aerogen delivers fewer than [*] of such units within the stated time limits):

(i)	fifteen (15) business days after their respective Scheduled Delivery Dates for “normal lead time orders”. “Normal lead time orders” are Purchase Orders placed for delivery within sixty (60) days (without any specially agreed upon acceleration or shortening of lead time); and

(ii)	sixty (60) days after their respective delivery dates for all other Purchase Orders, OR

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(b)	more than [*] of the Device Proprietary Components received by Dance during any consecutive three-month period either (i) fail to meet the Acceptance Criteria established pursuant to Article 2.3.4 of the Addendum or (ii) are included in shipments rejected pursuant to Article 2.9; OR

(c)	Aerogen ceases doing business in the ordinary course; OR

(d)	Aerogen ceases to produce the Device Proprietary Components, unless Dance has consented to such stoppage in writing.

(e)	Aerogen becomes acquired or controlled by [*] (the “Incumbents”) or any entity under common control of either of the Incumbents, unless such acquisition or change of control includes specific measures to protect and preserve Dance’s interests under the Licence Agreement and this Addendum.

4. Termination. This Standby is valid for the Exclusive Supply Term of the Addendum. If Dance materially breaches any provision of this Standby, Aerogen may terminate this Standby based on the provisions of Article 10.4 (iv) of the Commercial Supply Agreement. Dance may terminate this Standby at any time by returning Information to Aerogen. Termination of this Standby shall not affect any licences granted to Dance or to any of its Affiliates under this Standby or the Addendum prior to the date of such termination.

5. Specific Performance. Aerogen acknowledges that in the event of (i) a Default upon the occurrence of a Triggering Event after which (ii) Aerogen fails to provide the Information to Dance and/or allow Dance or its Affiliates to access the Information, upon such events Dance shall be entitled to equitable relief for specific performance for Aerogen’s breach of its obligations hereunder. Such remedy shall be in addition to any other remedies, whether at law or in equity, which may be available to Dance.

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APPENDIX 5

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ADDENDUM 1 TO LICENCE AGREEMENT (SUPPLY AGREEMENT FOR DEVICE PROPRIETARY COMPONENTS)

LICENSED TRADEMARKS

Dance is permitted to use, during the Exclusive Supply Term and any Renewed Exclusive Supply Term and for the purpose of advertising and marketing the Device Proprietary Components, the following trademarks in accordance with the provisions of Clause 9.10.3 of the Addendum.

Device Mark
Australia:	890181
Canada	TMA591807
European Union*:	2381986
Israel:	152394
Japan:	4567489
Mexico:	742381
South Korea:	543694
United States:	2636980

Word Mark
Australia:	817053	AEROGEN
Canada:	TMA591799
European Union*:	1420413
Israel:	133176
Japan:	4609382
Mexico:	736280
South Korea:	543693
Switzerland:	473332
United States:	2459921

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